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Exhibit 12.1

Ratios of Earnings to Fixed Charges

        The following table sets forth the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income before interest expense. Fixed charges consist of interest costs (including capitalized interest) and the amortization of debt issuance costs. In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our 9.375% Class B cumulative redeemable preferred stock and 9.50% Class C cumulative redeemable preferred stock.

	Year Ended December 31,
	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges (1)	3.8x	2.7x	2.6x	3.5x	4.3x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock	3.8x	2.3x	2.0x	2.6x	3.0x

(1)
Assuming that the issuance and sale of the notes and the application of the estimated net proceeds therefrom to repay indebtedness as described under "Use of Proceeds" had occurred as of January 1, 2002, our pro forma ratio of earnings to fixed charges and our pro forma ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2002 would have been 3.8x and 2.8x, respectively.

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  Exhibit 12.1
Ratios of Earnings to Fixed Charges